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SECI 17005160

FEB 28 2017
OFFICE OF ENFORCEMENT

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66629

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ENVOY SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4194 Royal Pine Drive - 2nd Floor
(No. and Street)

(City)	(State)	(Zip Code)
Colorado Springs	CO	80920

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bethany Palmer 719.268.2711
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KHO Patel
(Name – *if individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)
160 E Arrow Highway	San Dimas	CA	91773-3336

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bethany Palmer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Envoy Securities, LLC, as of 12.31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Oscar Kornblatt

Notary Public

OSCAR KORNBLATT
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID # 20134069096
MY COMMISSION EXPIRES NOVEMBER 07, 2017

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENVOY SECURITIES, LLC

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Envoy Securities, LLC
Colorado Springs, CO

We have audited the accompanying statements of financial condition of Envoy Securities, LLC (a New Hampshire Limited Liability Corporation) as of December 31, 2016 and 2015, and the statements of operations, changes in member's equity, and cash flows for the years then ended, and the related notes. These financial statements are the responsibility of Envoy Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standard require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Envoy Securities, LLC as of December 31, 2016 and 2015, and the results of its operations changes in member's equity, and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in schedule 1 has been subjected to audit procedures performed in conjunction with the audit of Envoy Securities, LLC's financial statements. The supplemental information is the responsibility of Envoy Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respect, in relation to the financial statements as a whole.

As discussed in Note 8 of the financial statements (restated), the 2015 financial statements were restated to remove schedule 2, Statement of Exemption from Rule 15c3-3.

KHO & PATEL

Kho & Patel

San Dimas, California
February 15, 2017

ENVOY SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016 AND 2015

ASSETS

	2016	2015
ASSETS		
Cash	$ 104,808	$ 224,480
Accounts receivable	25,347	1,496
Due from affiliates	1,168	12,315
Prepaid expenses	9,658	12,314
Total current assets	140,981	250,605
Deferred tax asset	10,417	12,268
Total assets	$ 151,398	$ 262,873

LIABILITIES AND MEMBER'S EQUITY

	2016	2015
LIABILITIES		
Accounts payable	$ 7,978	$ 1,275
Income taxes payable	6,148	-
Total liabilities	14,126	1,275
MEMBER'S EQUITY	137,272	261,598
Total liabilities and member's equity	$ 151,398	$ 262,873

See report of independent registered public accounting firm and accompanying notes to financial statements

ENVOY SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
REVENUE		
Advisory fee and commission revenue	$ 218,275	$ 304,598
EXPENSES	-	-
Broker dealer consulting	37,399	30,150
Contracted services	44,800	134,700
Legal and professional fees	7,932	163
Consulting and management fee	51,500	95,000
License and permits	10,252	5,955
Insurance	8,148	12,622
Other operating expenses	1,392	1,413
Total operating expense	161,423	280,003
Operating profit	56,852	24,595
OTHER EXPENSES		
Provision for income taxes	(11,182)	(5,611)
NET PROFIT	$ 45,670	$ 18,984

See report of independent registered public accounting firm and accompanying notes to financial statements

ENVOY SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
MEMBER'S EQUITY, BEGINNING OF YEAR	$ 261,598	$ 102,614
Member contributions (distributions)	(169,996)	140,000
Net profit	45,670	18,984
MEMBER'S EQUITY, END OF YEAR	$ 137,272	$ 261,598

See report of independent registered public accounting firm and accompanying notes to financial statements

ENVOY SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit	$ 45,670	$ 18,984
Deferred tax expense	1,851	1,852
Changes in operating assets and liabilities, source (use) of cash:		
Accounts receivable	(23,851)	(1,496)
Due from affiliates	11,147	(6,397)
Prepaid expenses	2,656	(9,524)
Accounts payable	6,703	(4,325)
Income taxes payable	6,148	(9,168)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	50,324	(10,074)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member contributions (distributions)	(169,996)	140,000
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(169,996)	140,000
NET (DECREASE) INCREASE IN CASH	(119,672)	129,926
CASH, BEGINNING OF YEAR	224,480	94,554
CASH, END OF YEAR	$ 104,808	$ 224,480

See report of independent registered public accounting firm and accompanying notes to financial statements

ENVOY SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 and 2015

Note 1 - Organization and Nature of Business

Envoy Securities, LLC ("Company") formally known as Sound Capital Management, LLC was organized as a New Hampshire Limited Liability Company on January 1, 2003. On April 19, 2011, an amendment was filed to the certificate of formation with the state of New Hampshire. This filing changed the name of the Company from Sound Capital Management, LLC to Envoy Securities, LLC.

The Company was established to provide financial consulting, brokerage and management services as an introducing broker, which accepts orders, but elects to clear the orders through a clearing broker. The Company performs traditional retail brokerage for its clients who each have individual accounts deposited with the clearing broker. The Company does not maintain custody of its clients' assets. The Company was granted a license as a broker/dealer by FINRA during 2005.

No limited member, in its capacity as a limited member, shall be liable for the debts, liabilities, contracts or any other obligation of the Company, except to the extent of their capital contribution, and no limited member shall be required to loan or otherwise advance funds to the Company.

On June 16, 2011, James McCarthy, the sole member of the Company sold his membership interest in the company to TMX Enterprises, Inc., a Colorado Corporation. As a result, the Company moved its offices to Colorado Springs, Colorado.

The Company maintains a Services Agreement with Christian Retirement Ministries ("CRM"), a California religious nonprofit corporation. Under the terms of this agreement, CRM provides the Company with certain services using registered representatives.

The Company maintains a Management Services agreement with Astute Management, LLC ("Astute"), a Colorado Limited Liability Company. Under the terms of this agreement, Astute provides the Company with day-to-day management and operation services, including the functions of the Chief Executive Officer, Secretary and Treasurer who direct and oversee all operations of the Company and the functions of the President and Chief Compliance Officer who manage the day-to-day operation of the Company.

The Company does not have any employees and therefore does not bear any employee-related costs.

Note 2 - Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies conform to generally accepted accounting principles.

Note 2 - Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The LLC considers cash in the bank and all other highly liquid investments with an original maturity of less than three months to be cash and cash equivalents for the purposes of the statement of cash flows.

Allowance for Doubtful Accounts

The allowance for doubtful accounts represents an estimate by the Company's management of specific accounts deemed uncollectible.

Revenue Recognition

Revenue is recognized when services are performed. Commissions on brokerage transactions and on annuity contracts are recognized when the related transactions are settled.

Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable. The carrying amount of all significant financial instruments approximates fair value due either to length of maturity or the existence of variable interest rates that approximate prevailing market rates and the credit risk of the Company.

Income Taxes

The Company was organized as a New Hampshire limited liability company. The Company made an election to be taxed as a corporation for income tax purposes effectively on January 1, 2004.

New Hampshire law recognizes limited liability companies. Limited liability companies are included in the definition of "business organizations" that are subject to the New Hampshire business profits tax at 8.5%.

On June 16, 2011, the Company was acquired by TMX Enterprises, Inc. As a result, the Company moved its offices to Colorado Springs, Colorado and is subject to Colorado corporate income tax rate at 4.63%.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (concluded)

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 15, 2017, the date the financial statements were issued.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that they maintain a minimum net capital equal to the greater of $5,000 or six and two-thirds percent of aggregate indebtedness. It also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed ten to one. At December 31, 2016 and 2015 the Company had net capital, as defined, of $90,682 and $223,205 respectively, that exceeded its required net capital of $5,000. At December 31, 2016 and 2015, the Company's ratio of aggregate indebtedness to net capital was 0.156 to 1 and 0.006 to 1, respectively.

Note 4 - Commitments and Contingencies

Service Agreements

The Company maintains a Services Agreement with Christian Retirement Ministries, a California nonprofit corporation. Under the terms of this agreement, Christian Retirement Ministries provides the Company with certain services using registered representatives.

Included in the statement of income are fees paid to Christian Retirement Ministries under this agreement for the years ended December 31, 2016 and 2015, in the amount of $44,800 and $134,700 respectively.

Management Service Agreement – Related Party

The Company maintains a Management Services agreement with Astute Management, LLC, a Colorado Limited Liability Company. Under the terms of this agreement, Astute Management, LLC provides the Company with day-to-day management and operation services.

Note 4 - Commitments and Contingencies (concluded)

Management Service Agreement – Related Party (concluded)

Included in the statement of income are consulting and management fees paid to Astute Management, LLC under this agreement for the years ended December 31, 2016 and 2015, in the amount of $51,500 and $95,000 respectively.

The Company agrees to pay the reasonable out-of-pocket costs and expenses of its service providers incurred in connection with its duties under the respective agreements and to indemnify its service providers for any losses, claims, damages, liabilities and related expenses etc., which may arise out of the respective agreements unless they result from the service provider's bad faith, gross negligence, fraudulent actions or willful misconduct. The indemnity, which is provided solely by the Company, survives termination of the respective agreements. The Company has not had any prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 5 - Provision for Income Taxes

The components of provision for income taxes are:

Current income taxes			
Federal			$ 7,054
State			2,337
Total current income taxes			9,391
Other tax benefit			(60)
Deferred income tax			
Federal			
Deferred tax asset - December 31, 2016	$ 9,244		
Deferred tax asset - December 31, 2015	10,972		
		$ 1,728	
State			
Deferred tax asset - December 31, 2016	1,173		
Deferred tax asset - December 31, 2015	1,296		
		123	

Note 5 - Provision for Income Taxes (concluded)

Deferred income tax (concluded)

Total deferred tax expense	$ 1,851
Provision for income taxes	$ 11,182

The total deferred tax asset at December 31, 2016 is $10,417 the components of which with regard to the current and long-term portions being:

Deferred tax asset - current	$ -
Deferred tax asset - long term	10,417
	$ 10,417

The Company's effective income tax rate is lower than what would be expected if the statutory rate were applied to income from continuing operations primarily because of expenses deductible for tax purposes not deductible for financial reporting purposes.

Generally, temporary differences giving rise to deferred tax assets consist of depreciation or amortization for tax purposes over the amount for financial reporting purposes, timing of franchise tax deduction, net operating losses carried forwards, and other accruals reported differently for financial reporting and tax purposes.

As of December 31, 2016, the Company has federal net operating loss of $1,856 which will expire in 2031.

Uncertain tax positions

The Company adopted the income standard related to the recognition and measurement of uncertain tax positions. The adoption of this standard had no financial statement effect for the Company. The Company is no longer subject to federal and New Hampshire tax examinations for the years prior to December 31, 2011 and Colorado state income tax examinations for the years prior to December 31, 2010.

Note 6 - Cash Flow Information

The Company considers all short-term investments with an original maturity of six months or less to be cash equivalents.

Cash paid for interest and income taxes during the year were as follows:

Interest	$	30
Income taxes	$	11,182

Note 7 - Certain Relationships and Related Transactions

Nature of Certain Relationships

The Company transacts business with a number of related parties which are owned in their entirety, or in part, by members, officers and employees of the Company as enumerated below:

• Astute Management, LLC	A management servicing company operated by officers of the Company
• TMX Enterprises, Inc.	Owner of 100% membership interest in Envoy Securities, LLC
• Envoy TPA and Recordkeeping, Inc.	Third-party administrator owned 100% by TMX Enterprises, Inc.
• Envoy Securities, Inc.	A corporation owned 100% by TMX Enterprises, Inc.
• Envoy Financial, Inc.	A corporation owned 100% by TMX Enterprises, Inc.

Due from/to Affiliates

Following is a summary of related party accounts receivable/(payable) at December 31:

		2016		2015
Envoy TPA and Recordkeeping, Inc.	$	1,168	$	3,263
Envoy Securities, Inc.	$	-	$	7,246
Envoy Financial, Inc.	$	-	$	1,806

Supplementary Information

ENVOY SECURITIES, LLC
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
NET CAPITAL		
Total member's equity	$ 137,272	$ 261,598
Deduct member's equity not allowable for net capital	-	-
Total member's equity qualified for net capital	137,272	261,598
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-
B. Other (deductions) or allowable credits	-	-
Total capital and allowable subordinated liabilities	137,272	261,598
Deductions and/or charges		
A. Non-allowable assets:		
Securities not readily marketable	-	-
Exchange memberships	-	-
Furniture, equipment, and leasehold improvements, net	-	-
Receivable from affiliate	-	-
Other assets		
1. Additional charges for customer's and non-customer's security deposits	-	-
2. Additional charges for customer's and non-customer's commodity accounts	-	-
B. Aged fails-to-deliver		
1. Number of items – 0	-	-
C. Aged short security differences		
1. Number of items – 0	-	-
D. Secured demand note deficiency	-	-
E. Commodity futures contracts and spot commodities – proprietary capital charges	-	-
F. Other deductions and/or charges	46,590	38,393
Net capital before haircuts	90,682	223,205
Haircuts on securities (pursuant to rule 15c3-1(f))		
A. Contractual securities commitments	-	-
B. Deficit in securities collateralizing secured demand notes	-	-
C. Trading and investment securities		

See report of independent registered public accounting firm and accompanying notes to financial statements

ENVOY SECURITIES, LLC
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
1. Bankers' acceptances, certificates of deposit, and commercial paper	$ -	$ -
2. U.S. and Canadian government obligations	-	-
3. State and municipal government obligations	-	-
4. Corporate obligations	-	-
5. Stocks and warrants	-	-
6. Options	-	-
7. Other securities	-	-
D. Undue concentrations	-	-
E. Other	-	-
Net capital	$ 90,682	$ 223,205
AGGREGATE INDEBTEDNESS		
Items included in statements of financial condition	$ -	$ -
Short-term bank loans (secured by customers' securities)	-	-
Draft payables	-	-
Payable to brokers and dealers	-	-
Payable to clearing broker	-	-
Other accounts payable and accrued expenses	14,126	1,275
Items not included in statement of financial condition		
Market value of securities borrowed for which no equivalent is paid or credited	-	-
Other unrecorded amounts	-	-
	14,126	1,275
Less adjustment based on special reverse bank accounts	-	-
Total aggregate indebtedness	$ 14,126	$ 1,275
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 942	$ 85
Minimum net capital required of reporting broker/dealer	$ 5,000	$ 5,000
Excess net capital	$ 85,682	$ 218,205

See report of independent registered public accounting firm and accompanying notes to financial statements

ENVOY SECURITIES, LLC
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Net capital	$ 90,682	$ 223,205
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$ 84,682	$ 217,205
Percentage of aggregate indebtedness to net capital	15.58%	0.57%

RECONCILIATION WITH COMPANY'S COMPUTATION

(included in Part II of form X-17A-S as of December 31, 2016 and 2015)

There are no differences between the Company's computation and the net capital above.

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2889********************MIXED AADC 220
66629 FINRA DEC
ENVOY SECURITIES LLC
4194 ROYAL PINE DR
COLORADO SPRINGS CO 80920-1507

SEC Mail Processing Section
FEB 28 2017
Washington DC
413

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied (550)

D. Assessment balance due or (overpayment) (550)

E. Interest computed on late payment (see instruction E) for days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ (550)

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $ 0

H. Overpayment carried forward $(550)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ENVOY SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 20TH day of FEBRUARY, 20 17.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 218, 275
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions.	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	218, 275
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13 Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	218, 275
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 0
	(to page 1, line 2.A.)